Writer’s Direct Dial: (202) 974-1572
E-Mail: mmazzuchi@cgsh.com

May 31, 2006

BY EDGAR AND HAND DELIVERY

Ms. Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MS Structured Asset Corp. Post-Effective Amendment No. 7 to Registration Statement on Form S-3 Filed May 26, 2006 File No. 333-101155

Dear Ms. Block:

On May 26, 2006, MS Structured Asset Corp. (“MSSAC”) filed with the Securities and Exchange Commission (the “Commission”) Post Effective Amendment No. 7 to its registration statement on Form S-3 (the “Registration Statement”) and a response letter (the “Response Letter”) to the staff of the Securities and Exchange Commission (the “Staff”) to the Staff’s comment letter to MSSAC dated May 24, 2006 (the “Comment Letter”). On May 26, 2006, the Staff communicated to MSSAC’s counsel in telephone conversations that the Response Letter did not fully resolve comment number 2 of the Comment Letter, pertaining to retained interests. As described in conversations with the Staff on May 26, 2006, MSSAC confirms that any retained interest will only be only the accrued interest in the underlying securities for the period prior to the date of issuance of the Units. In addition, please see the revised disclosure on page 17 of the Base Prospectus and page S-16 of the form of Prospectus

Ms. Susan Block

May 31, 2006

Supplement. It is the understanding of MSSAC that these revisions to the disclosure resolve the Staff’s outstanding concerns on the Registration Statement.

Page number references and capitalized terms used but not defined in this letter have the meanings specified in Post-Effective Amendment No. 8 to the Registration Statement enclosed with this letter. Post-Effective Amendment No. 8 to the Registration Statement is also being transmitted for electronic filing with the Commission pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, as amended.

*          *         *

We are enclosing three courtesy copies of Post-Effective Amendment No. 8 to the Registration Statement, each of which have been marked to show changes to the Registration Statement filed with the Staff on May 26, 2006.

On behalf of MSSAC and its advisors, we once again thank you and the Staff for your assistance to date and look forward to your continued assistance. If the Staff has any questions or additional comments on the Registration Statement, please do not hesitate to contact the undersigned at 202-974-1572, fax number 202-974-1999.

Very truly yours,

/s/ Michael A. Mazzuchi

Michael A. Mazzuchi

Enclosures

cc:	Ms. Rolaine S. Bancroft
Securities and Exchange Commission

Mr. John Kehoe Ms. Melissa Dawson Morgan Stanley